Exhibit 99.1

Niu Technologies Announces Third Quarter 2020 Financial Results

— Third Quarter Total volume of e-scooter sales up 67.9% year over year

— Third Quarter Revenues of RMB 894.5 million, up 36.7% year over year

— Third Quarter Net income of RMB 80.0 million, compared with RMB 66.4 million in the third quarter of last year

BEIJING, Nov. 23, 2020 (GLOBE NEWSWIRE) — Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the third quarter 2020.

Third Quarter 2020 Financial Highlights

•                  Revenues were RMB 894.5 million, an increase of 36.7% year over year

•                  Gross margin was 20.9%, compared with 22.2% in the third quarter of last year

•                  Net income was RMB 80.0 million, compared with RMB 66.4 million in the third quarter of last year

•                  Adjusted net income (non-GAAP)1 was RMB 90.6 million, compared with RMB 72.5 million in the third quarter of last year

Third Quarter 2020 Operating Highlights

•                  The number of e-scooters sold reached 250,889, up 67.9% year over year

•                  The number of e-scooters sold in China reached 245,293, up 70.2% year over year

•                  The number of e-scooters sold in the international markets reached 5,596, up 6.3% year over year

•                  The number of franchised stores in China was 1,266, an increase of 182 since June 30, 2020

•                  International sales network expanded to 36 distributors covering 46 countries

Dr. Yan Li, Chief Executive Officer of the Company, commented: “We are very pleased to see the strong sales growth in China during the third quarter.  Our China sales volume increased by 70% year over year driven by new products launched earlier this year and retail network expansion.  Our international sales were affected by rebound of COVID-19 and sales volume grew by 6% only.  We are working closely with our international distributors to mitigate the impact in order to bring our sales back to fast growth track.  Our gross margin declined to 20.9% mainly due to sales promotions and higher proportion of sales from G0 model which has lower sales price and gross margin than other models.  However, with the continued cost optimization efforts, we expect our gross margin to improve.”

Dr. Li continued, “In the fourth quarter, we plan to launch our new Gova product in Indonesia market.  The marketing campaign and pre-sales will start from December.  We are very excited about the growth prospective of Indonesia market and plan to expand our product portfolio and retail sales network in the next few years.”

1  Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expense.

Third Quarter 2020 Financial Results

Revenues were RMB 894.5 million, an increase of 36.7% year over year, due to higher sales volume of 67.9%, partially offset by decreased revenues per e-scooter of 18.6%.

Revenues (in RMB million)	2020 Q3	2019 Q3	% change YoY
E-scooter sales from China market	740.8	532.1	+39.2%
E-scooter sales from international markets	59.6	44.1	+35.2%
E-scooter sales, sub-total	800.4	576.2	+38.9%
Accessories, spare parts and services	94.1	78.3	+20.2%
Total	894.5	654.5	+36.7%

Revenues per e-scooter (in RMB)	2020 Q3	2019 Q3	% change YoY
E-scooter sales from China market[2]	3,020	3,691	-18.2%
E-scooter sales from international markets[2]	10,647	8,366	+27.3%
E-scooter sales	3,190	3,856	-17.3%
Accessories, spare parts and services[3]	375	524	-28.4%
Revenues per e-scooter	3,565	4,380	-18.6%

•                  E-scooter sales revenues from China market were RMB 740.8 million, an increase of 39.2%, and represented 92.6% of total e-scooter revenues.  The increase was mainly driven by retail network expansion and new product launches in China.

•                  E-scooter sales revenues from international markets were RMB 59.6 million, an increase of 35.2%, and represented 7.4% of total e-scooter revenues.  The increase was mainly driven by higher average sales price in the international markets.

•                  Accessories, spare parts sales and service revenues were RMB 94.1 million, an increase of 20.2% and represented 10.5% of total revenues.  The increase was mainly due to higher sales from China market.

•                  Decreased revenues per e-scooter was mainly driven by sales discount, the sales of new product G0 which has a lower sales price compared with other models, and lower revenue per-scooter from accessories, spare parts and services as a result of slower growth in accessories and spare parts sales from international markets.

Cost of revenues was RMB 707.4 million, an increase of 38.9% year over year, mainly due to higher e-scooter sales volume.  The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 2,819, down 17.3% from RMB 3,408 in the third quarter 2019 mainly due to change in product mix and lower raw materials cost.

2  Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3  Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Gross margin was 20.9%, compared with 22.2% in the same period of 2019.  The decrease was mainly due to sales discount and high sales volume of G0 model with lower gross margin, partially offset by the cost savings on raw materials.

Operating expenses were RMB 107.3 million, an increase of 23.4% from the same period of 2019.  Operating expenses as a percentage of revenues was 12.0%, compared with 13.3% in the third quarter of 2019.

•                  Selling and marketing expenses were RMB 50.8 million (including RMB 2.8 million of share-based compensation), a decrease of 11.0% from RMB 57.1 million in the third quarter of 2019.  The decrease was mainly due to the decrease in advertising and promotion expense of RMB 9.1 million and the decrease of traveling and conference expense of RMB 0.9 million.  The lower expenses were partially offset by the increase of depreciation and amortization expense of RMB 2.2 million which was due to opening of new franchised stores, and by the increase in share-based compensation expenses of RMB 1.5 million.  Selling and marketing expenses as a percentage of revenues was 5.7% compared with 8.7% in the third quarter of 2019.

•                  Research and development expenses were RMB 28.9 million (including RMB 3.0 million of share-based compensation), an increase of 69.4% from RMB 17.1 million in the third quarter of 2019, mainly due to the increase in staff cost of RMB 5.8 million, the increase in design expense of RMB 4.0 million due to more new products development, and the increase in share-based compensation expenses of RMB 1.6 million.  Research and development expenses as a percentage of revenues was 3.2%, compared with 2.6% in the third quarter of 2019.

•                  General and administrative expenses were RMB 27.5 million (including RMB 4.6 million of share-based compensation), an increase of 115.8% from RMB 12.8 million in the third quarter of 2019, mainly due to the increase in foreign currency exchange loss of RMB 7.4 million, the increase in taxes and surcharges of RMB 1.9 million,  the increase in share-based compensation expenses of RMB 1.3 million, the increase in professional fee of RMB 1.2 million, the increase in rental, depreciation and amortization expense of RMB 1.1 million, and the increase in office and travelling expense of RMB 1.0 million.  General and administrative expenses as a percentage of revenues was 3.1%, compared with 1.9% in the third quarter of 2019.

Operating expenses excluding share-based compensation were RMB 96.9 million, increased by 19.7% year over year, and represented 10.8% of revenues, compared with 12.4% in the third quarter of 2019.

•                  Selling and marketing expenses excluding share-based compensation were RMB 48.1 million, a decrease of 13.9% year over year, and represented 5.4% of revenues, compared with 8.5% in the third quarter of 2019.

•                  Research and development expenses excluding share-based compensation were RMB 25.9 million, an increase of 65.3% year over year, and represented 2.9% of revenues, compared with 2.4% in the third quarter of 2019.

•                  General and administrative expenses excluding share-based compensation were RMB 22.9 million, an increase of 141.6% year over year, and represented 2.6% of revenues, compared with 1.4% in the third quarter of 2019.

Government grants were RMB 1.1 million, decreased by RMB 11.5 million from the same period of 2019.

Share-based compensation was RMB 10.6 million, an increase of RMB 4.5 million from the same period of 2019.

Net income was RMB 80.0 million, compared with RMB 66.4 million in the third quarter of 2019.  The net income margin was 8.9%, compared with 10.1% in the same period of 2019.

Adjusted net income (non-GAAP) was RMB 90.6 million, compared with RMB 72.5 million in the third quarter of 2019.  The adjusted net income margin4 was 10.1%, compared with 11.1% in the same period of 2019.

Basic and diluted net income per ADS were RMB 1.06 (US$ 0.16) and RMB 1.01 (US$ 0.15), respectively.

Balance Sheet

As of September 30, 2020, the Company had cash and cash equivalents, term deposits and short-term investments of RMB 1,301.2 million in aggregate.  The Company had restricted cash of RMB 176.9 million and short-term bank borrowings of RMB 180.0 million.

Recent Development

In October 2020, NIU sold 31,935 e-scooters, representing a decrease of 6.0% year-over-year.  The number of e-scooters sold in the international markets reached 2,275, representing an 83.9% year-over-year growth.  The number of e-scooters sold in China market reached 29,660, representing a decrease of 9.4% year-over-year.  The decrease was mainly caused by fluctuation of demand in the China market, and also by a 3-day suspension of production and delivery at our factory due to facility and machinery maintenance.

In November 2020, our sales volume for the first 19 days has surpassed the total sales volume for the entire month of November 2019.

Business Outlook

NIU expects revenues of the fourth quarter 2020 to be in the range of RMB 565 million to RMB 615 million, representing a year-over-year increase of 5% to 15%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change in light of uncertainties and situations related to how COVID-19 develops.

4  Adjusted net income margin is defined as adjusted net income (non-GAAP) as a percentage of the revenues.

Conference Call

The Company will host an earnings conference call on Monday, November 23, 2020 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong Time) to discuss its third quarter 2020 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below.  Upon registration, participants will receive dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Event:	Niu Technologies Third Quarter 2020 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/9335298
Conference ID:	9335298

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

A replay of the conference call can be accessed by phone two hours later at the following numbers until December 1, 2020.

United States	+1-855-452-5696
International	+61-281-990-299
Hong Kong	800-963-117
Mainland China	400-602-2065
Conference ID	9335298

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric bicycles and motorcycles.  NIU has a product portfolio consisting of seven series, four e-scooter series, including NQi, MQi and UQi with smart functions and Gova, two urban commuter electric motorcycles series RQi and TQi, and a performance bicycle series, NIU Aero.  Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology.  NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services.  For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income and adjusted net income margin.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results.  The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods.  These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance.  The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income is defined as net income excluding share-based compensation expenses.  Adjusted net income margin is defined as adjusted net income as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results.”

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers.  Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.7896 to US$ 1.00, the exchange rate in effect as of September 30, 2020, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System.  The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements.  Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements.  NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	September 30,	September 30,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	279,945,942	158,156,499	23,293,935
Term deposits	174,404,554	239,085,155	35,213,437
Restricted cash	221,656,071	176,873,341	26,050,628
Short-term investments	310,439,321	903,961,667	133,139,164
Accounts receivable, net	115,228,700	38,713,432	5,701,872
Inventories	178,633,299	143,755,773	21,172,937
Prepayments and other current assets	30,982,131	33,519,316	4,936,862
Total current assets	1,311,290,018	1,694,065,183	249,508,835

Non-current assets
Property and equipment, net	150,891,344	174,140,242	25,648,086
Intangible assets, net	7,779,749	6,263,104	922,456
Land use right, net	34,355,936	33,834,514	4,983,285
Deferred income tax assets	—	17,261,016	2,542,273
Other non-current assets	6,522,561	44,856,465	6,606,642
Total non-current assets	199,549,590	276,355,341	40,702,742

Total assets	1,510,839,608	1,970,420,524	290,211,577

LIABILITIES
Current liabilities
Short-term bank borrowings	217,394,132	180,000,000	26,511,135
Accounts payable	258,988,264	549,320,026	80,906,095
Income taxes payable	3,013,805	20,054,723	2,953,741
Advance from customers	7,478,309	28,338,972	4,173,879
Deferred revenue-current	31,105,700	24,076,302	3,546,056
Accrued expenses and other current liabilities	175,533,397	200,944,967	29,595,995
Total current liabilities	693,513,607	1,002,734,990	147,686,901

Deferred revenue-non-current	2,171,033	3,677,815	541,684
Deferred income tax liability	1,265,780	—	—
Other non-current liabilities	22,358,968	28,241,423	4,159,513
Total non-current liabilities	25,795,781	31,919,238	4,701,197

Total liabilities	719,309,388	1,034,654,228	152,388,098

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	84,494	86,972	12,810
Class B ordinary shares	11,977	11,202	1,650
Additional paid-in capital	1,738,102,741	1,784,344,435	262,805,531
Accumulated other comprehensive loss	(12,368,224)	(24,832,912)	(3,657,493)
Accumulated deficit	(934,300,768)	(823,843,401)	(121,339,019)
Total shareholders’ equity	791,530,220	935,766,296	137,823,479

Total liabilities and shareholders’ equity	1,510,839,608	1,970,420,524	290,211,577

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended September 30,			Nine months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues	654,457,316	894,464,268	131,740,348	1,540,182,595	1,772,339,186	261,037,349
Cost of revenues(a)	(509,226,828)	(707,360,744)	(104,182,977)	(1,193,792,703)	(1,382,236,093)	(203,581,373)
Gross profit	145,230,488	187,103,524	27,557,371	346,389,892	390,103,093	57,455,976

Operating expenses:
Selling and marketing expenses(a)	(57,130,290)	(50,837,916)	(7,487,616)	(133,992,951)	(140,614,281)	(20,710,245)
Research and development expenses(a)	(17,061,618)	(28,899,391)	(4,256,420)	(48,097,804)	(75,611,663)	(11,136,394)
General and administrative expenses(a)	(12,755,041)	(27,520,025)	(4,053,262)	(53,350,498)	(74,779,905)	(11,013,890)
Total operating expenses	(86,946,949)	(107,257,332)	(15,797,298)	(235,441,253)	(291,005,849)	(42,860,529)
Government grants	12,593,190	1,110,121	163,503	16,371,120	9,202,371	1,355,363
Operating income	70,876,729	80,956,313	11,923,576	127,319,759	108,299,615	15,950,810

Interest expense	(3,181,184)	(1,860,930)	(274,085)	(8,185,509)	(5,609,889)	(826,247)
Interest income	4,843,500	1,705,239	251,155	14,650,950	7,073,118	1,041,758
Investment income	1,654,449	4,312,634	635,182	3,381,554	8,208,884	1,209,038
Income before income taxes	74,193,494	85,113,256	12,535,828	137,166,754	117,971,728	17,375,359
Income tax expense	(7,778,647)	(5,106,812)	(752,152)	(7,788,302)	(7,514,361)	(1,106,746)
Net income	66,414,847	80,006,444	11,783,676	129,378,452	110,457,367	16,268,613

Other comprehensive income
Foreign currency translation adjustment	16,604,752	(21,210,855)	(3,124,021)	16,779,673	(14,663,948)	(2,159,766)
Unrealized gain on available for sale securities, net	853,726	1,033,589	152,231	902,000	2,199,260	323,916
Comprehensive income	83,873,325	59,829,178	8,811,886	147,060,125	97,992,679	14,432,763
Net income per ordinary share
—Basic	0.45	0.53	0.08	0.87	0.73	0.11
—Diluted	0.43	0.50	0.07	0.85	0.71	0.10
Net income per ADS
—Basic	0.89	1.06	0.16	1.74	1.47	0.22
—Diluted	0.87	1.01	0.15	1.69	1.41	0.21

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income per ordinary share
—Basic	149,139,114	151,421,638	151,421,638	148,880,453	150,478,559	150,478,559
—Diluted	153,149,234	158,776,078	158,776,078	153,031,577	156,297,293	156,297,293
Weighted average number of ADS outstanding used in computing net income per ADS
—Basic	74,569,557	75,710,819	75,710,819	74,440,227	75,239,280	75,239,280
—Diluted	76,574,617	79,388,039	79,388,039	76,515,789	78,148,647	78,148,647

Note:

(a) Includes share-based compensation expense as follows:

	Three months ended September 30,			Nine months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	76,852	192,396	28,337	214,621	479,900	70,682
Selling and marketing expenses	1,332,752	2,782,878	409,874	3,041,915	7,273,878	1,071,326
Research and development expenses	1,385,910	2,986,491	439,863	2,257,838	8,068,468	1,188,357
General and administrative expenses	3,266,058	4,595,381	676,827	6,323,852	13,397,158	1,973,188
Total share-based compensation expense	6,061,572	10,557,146	1,554,901	11,838,226	29,219,404	4,303,553

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three months ended September 30,			Nine months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net income	66,414,847	80,006,444	11,783,676	129,378,452	110,457,367	16,268,613
Add:
Share-based compensation expense	6,061,572	10,557,146	1,554,901	11,838,226	29,219,404	4,303,553
Adjusted net income	72,476,419	90,563,590	13,338,577	141,216,678	139,676,771	20,572,166